January 10, 2006

Mr. Steven Jacobs, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:   Systems Management Solutions Inc.
      Form 10-KSB for the year ended June 30, 2004
      Form 10-QSB for the quarter ended September 30, 2004 and December 31, 2004 File No. 000-30803

Form 10-KSB/A for the year ended June 30, 2004

Item 6, Management's Plan of Operations

1. "We note in your response that you have agreed to comply with our comments 1,2 and 3 as they relate to required MD&A disclosures. However, we also note that these disclosures have not been made in the amended Form 10-KSB for the period ended June 30,2004 or in the Form 10-KSB for the transition period ended December 31,2004. Please advise us why you did not include the required disclosures in the aforementioned documents and confirm to us that you intend to include the following disclosures, as appropriate, in all future filings with the Commission:

      o A discussion of how you anticipate that you can satisfy your current cash requirements on a short-term and long-term basis in accordance with Item 303(a) of Regulation S-B

      o The drivers of all material changes from period to period, including any significant elements of income or loss that do not arise from continuing operations

      o Identification and discussion of your critical accounting policies in accordance with FR-60"

Company Response:

It was an oversight on the part of the company to not give a more direct response and include the above mentioned disclosures. The company intends to include clearer, more direct discussion in future filings, including the upcoming December 31, 2005 10-KSB.

Consolidated Statement of Cash Flows

2. "We note your response to comment 6. Please summarize for us the historical cash flow impact of the series of transactions related to the $777,473 advance you received for the majority shareholder of BioLynx for each period. Advise us of the effects of the initial advance, the loan to BioLynx and the subsequent impairments of the loan receivable form BioLynx as they relate to your consolidated statements of cash flows."


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Company Response:

      o Please note, Aspect (formerly BioLynx) was a related party to Systems Management Solutions (formerly Supreme Holdings) prior to the acquisition of Aspect on July 1, 2003.
      o During the period ended December 31, 2002, $300,000 was loaned to Systems Management Solutions from a shareholder and invested in Aspect. As of December 31, 2002, the $300,000 investment was impaired. For Systems Management Solutions' cash flows purposes, this would have been classified as proceeds from shareholder loans in the amount of $300,000 in financing activities, and an investment in Aspect for $(300,000) under investing activities, as well as an add back for $300,000 of impairment under operating activities.
      o During the period ended June 30, 2003, $477,473 was loaned to Systems Management Solutions from a shareholder and invested in Aspect. As of June 30, 2003, the $477,473 investment was impaired. For Systems Management Solutions' cash flows purposes, this would have been classified as proceeds from shareholder loans in the amount of $477,473 in financing activities, and an investment in Aspect for $(477,473) under investing activities, as well as an add back for $477,473 of impairment under operating activities.
      o On July 1, 2003, Systems Management Solutions purchased Aspect. At that time, Aspect still had notes payable to Systems Management Solutions in the amount of $777,473 reflected in its books. Due to the fact that Aspect and Systems Management Solutions were related parties, the payable was debited for $777,473 on Aspects books and credited to additional paid in capital. This is a non-cash item for the consolidated cash flows for the period ending June 30, 2004.

Note 10-Equity

3. "In a previous comment, we asked you to clarify whether the conversion rate for your Series A Cumulative Convertible Preferred Stock was fixed at a rate of $.20 per share, or if the rate was determined based upon the fair market value of the common stock at the date of conversion. You did not respond to this question, but advised us that it would be discussed in future filings. We note that this disclosure was not clarified in the amended Form 10-KSB for the period ended June 30, 2004 or the Form 10-KSB for the transition period ended December 31, 2004. Please advise us why the disclosure was not addressed in the aforementioned documents and confirm to us that you intend to clarify the disclosure in all future filings with the Commission, as applicable."

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Company Response:

The conversion rate of the Series A Cumulative Convertible Preferred Stock was fixed at a rate of $0.20 per share. The conversion rate will be clarified in future filings as applicable.

Note 13 - Restatements of Previously Reported Financial Statements

4. "Please advise us why you did not file an Item 4.02 8-K in connection with the restatement of your financial statements for the year ended December 31,2002, as well as your intentions to file one in the future."

Company Response:

It was an oversight on the part of the company when it did not file a Form 8-K in connection with the restatement of the company's financial statements for the year ended December 31, 2002. The company intends to file a Form 8-K 4.02 as soon as possible.

If you have any questions, please do not hesitate to contact us at 210-541-9100.

Regards,




James Karlak
President and CEO
Systems Management Solution, Inc.
7550 IH10 West  14th Floor
San Antonio,  TX.  78248